



09057147

ATES
NGE COMMISSION
.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36625

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/08___ AND ENDING___12/31/08___
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Bank Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6200 Dutchman's Lane, Suite 305
                          (No. and Street)

Louisville   Kentucky   40205.
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher L. Hargrove   502-451-6633
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*.

Chilton & Medley, PLC

2500 Meidinger Tower   (Name – if individual, state last, first, middle name)
462 South Fourth Street   Louisville   Kentucky   40202

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 1 2009

THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Christopher L. Hargrove , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Bank Services, Inc. , as of December 31 , 20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Subscribed and sworn to before me, in my presence, this 12th day of February, 2009

_____
Signature

President & CEO
_____
Title

_____
Notary Public

Commission Expires: 10-6-12

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Bank Services, Inc.
(a wholly-owned subsidiary of
Professional Bank Services, Inc.)

Financial Statements

Years Ended December 31, 2008 and 2007

CHILTON & MEDLEY

Investment Bank Services, Inc.

Table of Contents



CHILTON & MEDLEY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Financial Statements

To the Board of Directors
Investment Bank Services, Inc.

We have audited the accompanying balance sheets of Investment Bank Services, Inc. (a Kentucky corporation and wholly-owned subsidiary of Professional Bank Services, Inc.) as of December 31, 2008 and 2007, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Bank Services, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

CHILTON & MEDLEY PLC
Louisville, Kentucky
February 3, 2009

502.587.1719 / FAX 502.584.0558
2500 MEIDINGER TOWER
462 SOUTH FOURTH STREET
LOUISVILLE, KY 40202-3471
WWW.CMCPA.COM

Investment Bank Services, Inc.
Balance Sheets
December 31, 2008 and 2007

	2008	2007
Assets		
Current Assets		
Cash and cash equivalents	$ 45,717	$ 50,634
Prepaid expenses	340	340
Total Current Assets	46,057	50,974
Total Assets	$ 46,057	$ 50,974
Liabilities and Stockholder's Equity		
Liabilities	$ -	$ -
Commitments and Contingencies		
Stockholder's Equity		
Common stock, $.01 par value, 100 shares authorized, issued and outstanding	1	1
Additional paid-in capital	55,999	55,999
Retained earnings (deficit)	(9,943)	(5,026)
	46,057	50,974
Total Liabilities and Stockholder's Equity	$ 46,057	$ 50,974

The accompanying notes are an integral part of these financial statements.

CHILTON & MEDLEY

Investment Bank Services, Inc.
Statements of Operations
Years Ended December 31, 2008 and 2007

	2008	2007
Revenues	$ 290,766	$ 929,523
Expenses		
Consultant fees to related party	286,766	918,281
Accounting fees	3,800	3,100
Filing fees	4,250	4,310
Insurance	452	454
Taxes and licenses	1,200	1,200
Miscellaneous	10	153
	296,478	927,498
(Loss) Income from Operations	(5,712)	2,025
Interest Income	795	1,079
Net (Loss) Income	$ (4,917)	$ 3,104

The accompanying notes are an integral part of these financial statements.

CHILTON & MEDLEY

Investment Bank Services, Inc.
Statements of Stockholder's Equity
Years Ended December 31, 2008 and 2007

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Number of Shares	Amount			
Balance at December 31, 2006	100	$ 1	$ 55,999	$ (8,130)	$ 47,870
Net income for year	-	-	-	3,104	3,104
Balance at December 31, 2007	100	1	55,999	(5,026)	50,974
Net loss for year	-	-	-	(4,917)	(4,917)
Balance at December 31, 2008	100	$ 1	$ 55,999	$ (9,943)	$ 46,057

The accompanying notes are an integral part of these financial statements.

-4-

CHILTON & MEDLEY

Investment Bank Services, Inc.
Statements of Cash Flows
Years Ended December 31, 2008 and 2007

	2008	2007
Cash Flows from Operating Activities		
Net (loss) income	$ (4,917)	$ 3,104
Adjustments to reconcile net (loss) income to net cash (used) provided by operating activities:		
Changes in:		
Prepaid expenses	-	2
Net Cash (Used) Provided by Operating Activities	(4,917)	3,106
(Decrease) Increase in Cash and Cash Equivalents	(4,917)	3,106
Cash and Cash Equivalents at Beginning of Year	50,634	47,528
Cash and Cash Equivalents at End of Year	$ 45,717	$ 50,634

The accompanying notes are an integral part of these financial statements.

-5-

CHILTON & MEDLEY

Investment Bank Services, Inc.
Notes to Financial Statements
December 31, 2008 and 2007

Note A - Nature of Organization and Operations

Investment Bank Services, Inc. ("the Company"), a Kentucky S-corporation located in Louisville, Kentucky, is a wholly-owned subsidiary of Professional Bank Services, Inc. ("the Parent Company"). The Company is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is primarily engaged in providing advice regarding the purchase and sale of financial institutions to investors, assisting thrift institutions in converting from a mutual to a stock form of ownership, and assisting financial institutions in raising new capital for multiple purposes.

Note B - Summary of Significant Accounting Policies

1. <u>Accounting Estimates</u>: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. <u>Cash and Cash Equivalents</u>: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

3. <u>Revenue and Cost Recognition</u>: Revenue associated with the sale or conversion of financial institutions is recognized at the time the transaction is completed and the income is reasonably determined. Contingent expenses associated with activities, such as consultant fees, are recognized concurrently with the revenues.

    Revenue from consulting is generally recognized when the related service has been performed by the Company. Operating expenses are accounted for on the accrual basis of accounting.

4. <u>Income Taxes</u>: The Company's parent, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In conjunction with this election, the Company elected to become a Qualified Subchapter S Subsidiary. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability or benefit for income taxes has been included in the accompanying financial statements.

Note C - Related Party Transactions

The Company and its parent, Professional Bank Services, Inc., engage in various related party transactions in the normal course of business. Many of the customers of the Company are also customers of the Parent Company. The distinction lies in the nature of the services provided by the Company and the Parent Company. The Parent Company generally provides on-going consulting and professional services to these customers, while the Company is involved primarily in negotiating merger and acquisition agreements, providing advice regarding the purchase or sale of financial institutions, and raising new capital.

CHILTON & MEDLEY

Note C - Related Party Transactions (Continued)

The Company has no employees of its own, but generally contracts with the Parent Company under a consultant arrangement to provide the resources to staff its engagement needs. The consulting fees are judgmentally established by the Parent Company. Consultant fee expense to the Parent Company under this arrangement was $286,766 and $918,281 during the years ended December 31, 2008 and 2007, respectively.

The Parent Company provides administrative and related services to the Company.

Note D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum "net capital," as defined by the rule. At December 31, 2008 and 2007, the Company has net capital, as defined, of $45,717 and $50,634, respectively, which is in excess of the minimum requirement for the Company of $5,000.

Note E - Concentrations of Risk

Two engagements represented 97% of total revenues for the year ended December 31, 2008. Three engagements represented 90% of total revenues for the year ended December 31, 2007.

Additionally, the Company is dependent on the Parent Company for administrative support and staffing for engagements.

Note F - Recent Accounting Pronouncement

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold for the financial statement recognition of a tax position taken. In addition, FIN 48 expands the disclosure requirements concerning unrecognized tax benefits as well as any significant changes that may occur in the next twelve months associated with such unrecognized tax benefits. Implementation of FIN 48 has been deferred for nonpublic enterprises and becomes effective for fiscal years beginning after December 15, 2008. The Company has elected to defer adoption of FIN 48 until 2009 and has not determined the impact, if any, of adopting FIN 48.

The Company's policy for evaluating uncertain tax positions is to evaluate the facts and circumstances associated with the specific tax position giving rise to the uncertainty and to consider the likelihood of success, if challenged. Prior to adopting the provisions of FIN 48, the Company records a provision for uncertain tax positions when a loss is probable and reasonably estimable.

CHILTON & MEDLEY



CHILTON & MEDLEY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Supplementary Information
 Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Investment Bank Services, Inc.

We have audited the accompanying financial statements of Investment Bank Services, Inc. (a wholly-owned subsidiary of Professional Bank Services, Inc.) as of and for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 3, 2009. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chilton & Medley Plc

CHILTON & MEDLEY PLC
Louisville, Kentucky
February 3, 2009

502.587.1719 / FAX 502.584.0558
2500 MEIDINGER TOWER
462 SOUTH FOURTH STREET
LOUISVILLE, KY 40202-3471
WWW.CMCPA.COM

Supplementary Information
Required by Rule 17a-5 of
the Securities and Exchange Commission

Investment Bank Services, Inc.
Schedule of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Years Ended December 31, 2008 and 2007

		2008	2007
Net Capital			
Total Stockholder's Equity		$ 46,057	$ 50,974
Non-Allowable Assets			
Prepaid expenses		(340)	(340)
	Net Capital	$ 45,717	$ 50,634

There are no differences between net capital as reported above for the years ended December 31, 2008 and 2007, and those amounts included on the Company's computation included in Part IIA of Form X-17A-5, as of December 31, 2008 and 2007.

See independent auditors' report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

CHILTON & MEDLEY

Investment Bank Services, Inc.   Schedule 2
Computation for Determination of Reserve Requirements
  Under Rule 15c3-3 of the Securities and Exchange Commission
Years Ended December 31, 2008 and 2007

	2008	2007
Total Credit Items	$ -	$ -
Total Debit Items	-	-
Excess of Total Debits Over Total Credits	$ -	$ -

See independent auditors' report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

CHILTON & MEDLEY

Investment Bank Services, Inc.   Schedule 3
Information Relating to Possession or Control Requirements
  Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008 and 2007

Because of the following, the Company is exempt from Rule 15c3-3 under the provisions of Section (k)(1):

- The Company is not an insurance company of any type and the Company does not have any transactions with registered investment companies. The Company does not have any dealer transactions (Section (k)(1)(i)).
- The Company's transactions as a broker (agent) are limited to the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States (Section (k)(1)(ii)).
- All funds and securities are promptly transmitted / delivered; no funds or securities are held and no money or securities are owed to customers (Section (k)(1)(iii)).
- The Company is not an insurance company of any type. (Section (k)(1)(iv)).

See independent auditors' report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

CHILTON & MEDLEY



Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
Investment Bank Services, Inc.

In planning and performing our audits of the financial statements of Investment Bank Services, Inc. ("the Company"), as of and for the year ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of a customer as required by Rule 15c3-3.

502.587.1719 / FAX 502.584.0558
2500 MEIDINGER TOWER
462 SOUTH FOURTH STREET
LOUISVILLE, KY 40202-3471
WWW.CMCPA.COM

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 (Continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

CHILTON & MEDLEY

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 (Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chilton & Medley PLC

CHILTON & MEDLEY PLC
Louisville, Kentucky
February 3, 2009

END



CHILTON & MEDLEY